Exhibit 99(e)
                        PRESS RELEASE


FOR IMMEDIATE RELEASE
WEDNESDAY
JUNE 11, 1997


CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501) 688-8229



               TCBY REPORTS 73% INCREASE IN NET INCOME
                    FOR THE FIRST HALF OF 1997


LITTLE ROCK, AR - (Wednesday) JUNE 11, 1997 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for the first six months of 1997 increased 73 percent to $3,376,641, or $.14 per share, from $1,948,544, or $.08 per share, for the same period in 1996. Net income for the second quarter of 1997 increased 27 percent to $3,124,990, or $.13 per share, from $2,453,221, or $.10 per share, for the same period in 1996.

Sales and franchising revenues for the first half of 1997 increased to $49,655,724 from $45,222,693 in 1996, a 10 percent increase. Sales and franchising revenues for the second quarter of 1997 increased to $31,184,025 from $27,945,040 last year, a 12 percent improvement. The increase in sales and franchising revenues during both periods is primarily attributable to the Company's continued development of co-branded locations, increased distribution of "TCBY"(Registered) branded products through retail channels, private label manufacturing opportunities, and expanded international development.

There were 2,754 "TCBY"(Registered) locations and 15 Juice Works(Registered) locations open, as well as several thousand retail points-of-sale for "TCBY"(Registered) products worldwide, at the conclusion of the second quarter of 1997. There were an additional 302 "TCBY"(Registered) locations and 12 Juice Works(Registered) locations under agreement for development. Most of the "TCBY"(Registered) locations under development will be co-branded locations with other food or petroleum operations. During the second quarter, the Company announced a new co-branding alliance with Subway(Registered) and locations are currently under development. In addition, the first Juice Works(Registered) airport locations opened in May in the San Diego and Chicago O'Hare airports. Other Juice Works(Registered) airport and toll road travel plaza locations are currently under development.

During the second quarter, the Company announced its international division had finalized new franchise agreements for Germany, Belgium, Luxembourg, and several countries in Central America. The Company now has development agreements in over 60 countries. The first locations in Malaysia and Grand Cayman, as well as additional locations in Japan, Hong Kong, U.A.E. and Israel, opened during the second quarter.

The Company has introduced its new product, the Sorbet Fizz, a blend of "TCBY"(Registered) soft serve sorbet and Sprite(Registered). This product was the focus of national television, radio, and newspaper advertising in April, May, and June. In addition, the Company continues to pursue various partner promotions, similar to those with AT&T, Toys R Us, Fisher-Price and Party City.

"We are pleased with our second quarter results and the continued improvements we are experiencing," said Frank D. Hickingbotham, Chairman and Chief Executive Officer. "This is the sixth consecutive quarter of income improvements over the prior periods. The strategy of expanding the sale of TCBY products through co-branded locations is contributing strongly to the improvements in our results. The Company expects these improvements to continue to occur throughout 1997."

The above quote contains forward-looking statements based on certain assumptions regarding the economy, unit openings and closings, sales volumes per unit and other manufacturing opportunities. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements.

In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to three million shares of its outstanding common stock. To date, the Company has purchased over 1.8 million shares under this authorization. Purchases have been made utilizing the Company's cash resources.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, soft serve sorbet, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.



                       TCBY Enterprises, Inc.
                   Selected Financial Highlights
                 ($000, Except Per Share Amounts)
                            (Unaudited)



                                 Quarter Ended     Six Months Ended
                               June 1    May 31    June 1    May 31
                                1997      1996      1997      1996
Operating Results
Sales & Franchising Revenue   $ 31,184  $ 27,945  $ 49,656  $ 45,223
Net Income                    $  3,125  $  2,453  $  3,377  $  1,949
Net Income Per Share          $    .13  $    .10  $    .14  $    .08
Average Shares Outstanding      24,149    25,283    24,311    25,422
Dividends Paid Per Share      $    .05  $    .05  $    .10  $    .10

                                          June 1        November 30
                                           1997            1996
Financial Position
Current Assets                          $ 46,275        $ 44,706
Current Liabilities                     $ 14,156        $ 10,777
Property, Plant & Equipment, net        $ 41,975        $ 43,339
Total Assets                            $101,299        $102,468
Long-term Debt, less current portion    $  7,884        $  9,469

Stockholders' Equity                    $ 94,358        $ 93,419
  Less Treasury Stock                   $(18,100)       $(14,198)
Total Stockholders' Equity              $ 76,258        $ 79,220






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